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dLocal Appoints Mark Ortiz as New Chief Financial Officer

Former General Electric executive with over three decades of experience to help dLocal with the financial strategy behind the company’s continuing global expansion.

Montevideo, Uruguay, March 18, 2024 - dLocal (Nasdaq: DLO), the leading cross-border payment platform specializing in high-growth markets, announced today that Mark Ortiz has been appointed Chief Financial Officer. Ortiz will report directly to dLocal’s CEO, Pedro Arnt, overseeing dLocal's accounting, financial planning and analysis, financial reporting internal audit, SEC reporting, tax, credit, risk, and treasury functions. Mark’s appointment complements the already exceptional leadership team at dLocal.

Mark joins dLocal during a period of rapid growth as it continues to deliver on its mission to unlock the power of emerging markets. He brings over 30 years of extensive international financial and operational management experience primarily within GE’s umbrella companies. While at GE, Mark held senior positions in various financial areas, culminating in roles as Global FP&A Leader for GE Capital, CFO for the Industrial Finance & Energy Financial Services businesses, and Global Controller for GE Capital’s Real Estate and Equipment Leasing and Lending platforms. During his professional career he lived and worked in over 20 markets, making him the ideal candidate to bolster dLocal’s current emerging markets high-growth expansion strategy.

“I am very impressed with the outstanding results that dLocal achieved in such a short period of time and really excited about the growth potential of the company.” says Mark Ortiz, dLocal’s newly appointed CFO. “I am honored to join dLocal as its next Chief Financial Officer and look forward to continuing to build this great company.”

“Mark's international background includes not only key financial expertise fit to our current requirements, but also working assignments across over 20 markets, making him well suited for the global complexity that dLocal presents, ” says Pedro Arnt, dLocal’s CEO “I trust Mark is the optimal CFO choice to propel us to the next level of growth and reinforce our standing as a frontrunner in payment solutions for emerging markets,” he adds.

In the position of CFO Mark will be tasked with a central role in continuing to deploy dLocal’s investments, aimed at constructing the foundational company building mechanisms that will ensure a sustainable, efficient, and high growth business going forward.

dLocal wants to extend gratitude to the outgoing CFO, Diego Cabrera Canay, for his invaluable contributions to date. Diego played a pivotal role in establishing numerous finance functions at dLocal, prepping it for substantial international expansion and growth, and guiding the company through its public listing process.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of high-growth market consumers across Africa, Asia, and Latin America. Through the "One

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dLocal" concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts, and settle funds globally without the need to manage separate pay-in and payout processors, set up numerous local entities, integrate multiple acquirers and payment methods in each market.

For more information, visit https://dlocal.com.

Investor Relations Contact:

ir@dlocal.com

Media Contact:

marketing@dlocal.com